Exhibit 99.22

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General and Special Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Corporation”) held on May 7, 2020 in the Corporation’s head office located in Vancouver, British Columbia and by live teleconference. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 12, 2020 (the “Circular”), which is available on the Corporation’s website (www.erocopper.com) and on SEDAR (www.sedar.com).

Common Shares represented at the Meeting:	76,357,768
Total issued and outstanding Common Shares as at March 10, 2020 (Record Date):	85,756,978
Percentage of issued and outstanding Common Shares represented:	89.04%

1.	Set the Number of Directors at Nine

The setting of the number of directors at nine was approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
75,117,161	619,273	99.18%	0.82%

2.	Election of Directors

Each of the nine nominees in the Circular were re-elected as directors of the Corporation for the ensuing year, and the outcome of the valid proxies received was as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
Christopher Noel Dunn	75,143,611	592,823	99.22%	0.78%
David Strang	75,735,629	805	100.00%	0.00%
Lyle Braaten	72,926,657	2,809,777	96.29%	3.71%
Steven Busby	75,246,220	490,214	99.35%	0.65%
Dr. Sally Eyre	75,141,497	594,937	99.21%	0.79%
Robert Getz	74,417,015	1,319,419	98.26%	1.74%
Chantal Gosselin	75,711,632	24,802	99.97%	0.03%
John Wright	75,373,813	362,621	99.52%	0.48%
Matthew Wubs	74,926,225	810,209	98.93%	1.07%

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

3.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Corporation for the ensuing year, and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditor, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
75,740,505	617,261	99.19%	0.81%

4.	Incentive Option Grants under the Stock Option Plan to New Directors

The granting of 8,086 incentive stock options on August 15, 2019 to each of Dr. Sally Eyre and Chantal Gosselin, upon appointment to the Board of Directors of the Corporation, was ratified, authorized and approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
74,294,664	1,441,770	98.10%	1.90%

5.	Certain Matters Relating to the Stock Option Plan

The Corporation’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder was authorized and approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
74,079,017	1,657,417	97.81%	2.19%

6.	Certain Matters Relating to the Share Unit Plan

The Corporation’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder was authorized and approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
74,270,259	1,466,175	98.06%	1.94%

7.	Amendments to the Articles of the Corporation

The amendments to the Articles of the Corporation to (i) increase the quorum requirement for the Corporation’s shareholder meetings to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting; and (ii) increase the quorum requirement for the transaction of the business of the directors to be set at a majority of the directors were authorized and approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
75,117,132	619,302	99.18%	0.82%

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8.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Corporation’s approach to executive compensation as described in the Circular was approved, and the outcome of the valid proxies received was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
70,844,985	4,891,449	93.54%	6.46%

Dated this 8th day of May, 2020.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal
VP, General Counsel and Corporate Secretary

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